August 21, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention: James Allegretto

Re:	Response to Comment of Staff Regarding CenterPoint Energy, Inc.’s Form 10-K for the Fiscal Year Ended December 31, 2007 (File No. 1-31447)

Dear Mr. Allegretto:

CenterPoint Energy, Inc.’s (the “Company”) response to the comment of the Staff of the Division of Corporation Finance contained in your letter dated August 1, 2008 with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 is included in the enclosed memorandum of the Company to the Staff.  The Company hereby acknowledges in connection with its responses to the Staff’s comments that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned (713-207-7425) with any questions or comments you may have regarding the enclosed.

Very truly yours,

CenterPoint Energy, Inc.

By:        /s/ Walter L. Fitzgerald
                   Walter L. Fitzgerald
Senior Vice President and
 Chief Accounting Officer

cc:          Yong Kim
Securities and Exchange Commission

Rufus S. Scott
CenterPoint Energy, Inc.

Gerald M. Spedale
Baker Botts L.L.P.

August 21, 2008

CENTERPOINT ENERGY, INC.

Memorandum in Response to Staff Comment

Annual Report on Form 10-K
for the Fiscal Year Ended December 31, 2007
(Registration No. 1-31447)
Originally filed February 28, 2008

This memorandum sets forth the response of CenterPoint Energy, Inc. (the Company) to the comment of the staff (the Staff) of the Securities and Exchange Commission (the Commission) in its comment letter dated August 1, 2008 (the Comment Letter) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the Form 10-K) that was filed on February 28, 2008 (File No. 1-31447).  For your convenience, we have repeated the comment of the Staff as given in the Comment Letter, and set forth below such comment is the response of the Company.  Capitalized terms used in this letter that are not defined have the meanings given to them in the Form 10-K.

Notes to Consolidated Financial Statements, page 71

(1)	Background and Basis of Presentation, page 71

(e)  Regulatory Assets and Liabilities, page 73

1.
It is not clear from the presented disclosure whether you are earning a return on all your regulatory assets.  To the extent you are not earning a return, please provide the disclosures required in paragraph 20 of SFAS 71.

Response:    Paragraph 20 of SFAS 71 states that a regulator may permit an enterprise to include a cost that would be charged to expense by an unregulated enterprise as an allowable cost over a period of time by amortizing that cost for rate-making purposes without providing a return during the recovery period.  If recovery of such major costs is provided without a return on investment during the recovery period, Paragraph 20 requires that the enterprise disclose the remaining amounts of such assets and the remaining recovery period applicable to them.  Paragraph 34 of SFAS 71 requires the disclosures prescribed in Paragraph 20 if the amounts being recovered without a return on investment are material.

On page 73 of the Form 10-K, we disclose in tabular format the Company’s regulatory assets totaling $3 billion.  Of this $3 billion in regulatory assets, $51 million is not earning a return on investment during the recovery period, consisting of $24 million related to storm damage being recovered over a remaining six years, and $27 million related to rate case expenses and other allowed costs being recovered over a remaining seven years.  The Company has not considered these amounts being recovered without a return on investment to be material in relation to its total regulatory assets.  The Company’s practice is to review regulatory assets not earning a return on investment for materiality each reporting period in accordance with paragraph 20 of SFAS 71.  The Company will disclose in future filings that regulatory assets not earning a return on investment are not material.  However, if the Company does record material amounts being recovered without a return on investment in the future, we will provide the disclosures prescribed in Paragraph 20 of SFAS 71.